SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: May 27, 2009

Press Release

Eltek Reports Net Income of $105,000 for the First Quarter of 2009

Following ITAR Approval, Eltek Received a $280,000 Order from a US Defense Conglomerate

PETACH-TIKVA, Israel, May 27, 2009 (NASDAQ:ELTK – News) – Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced its financial results for the three month period ended March 31, 2009.

Revenues for the quarter ended March 31, 2009 were $9.5 million, a 6% increase compared with the quarter ended December 31, 2008 and a 9% decrease compared with revenues of $10.5 million for first quarter of 2008. The decrease in revenues compared to the comparable quarter in 2008 is attributable to the global economic downturn, reflected by customers withholding purchase orders. Some of the company’s customers have recently resumed their placement of orders as reflected in the 6% increase in revenues compared to the fourth quarter of 2008.

In the first quarter of 2009, Eltek strengthened its global marketing position and established itself in the U.S. market. The company recently gained a US Department of State ITAR approval (which is a set of US government regulations that controls the export and import of defense-related material and services) to sell its circuitry solutions for use in U.S. military products, and has received its first orders for PCBs (printed circuit boards) from defense customers.

Gross profit for the first quarter of 2009 was $1.6 million (17% of revenues), compared with a gross profit of $1.0 million (10% of revenues) for the same quarter in the prior year. Gross profit increased by 52% from the $1.1 million reported in the fourth quarter of 2008. The increase in gross profit is attributable to more efficient raw material consumption, reduced payroll expenses, and the rise in the Dollar-Shekel exchange rate.

Net profit for the first quarter of 2009 was $105,000, or $0.02 per fully diluted share, compared with a net loss of $809,000 or $0.12 per fully diluted share in the same period in 2008 and a net loss of $1.3 million or $0.20 per fully diluted share in the fourth quarter of 2008. The net loss in the fourth quarter of 2008 includes an impairment of goodwill charge in the amount of $379,000 and related general and administrative expenses of $126,000 associated with the write down of its investment in Kubatronik.

EBITDA:

In the quarter ended March 31, 2009, Eltek had EBITDA of $ 646,000 compared with a negative EBITDA of $180,000 in the first quarter of 2008 and a negative EBITDA of $169,000 in the fourth quarter of 2008.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company’s business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. A reconciliation between the company’s results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: “We believe that our first quarter results reflect the beginning of a recovery in orders from new and existing customers. The recently received approval from U.S. authorities now enables us to sell PCBs to the U.S. defense industry, an important market for us. In first quarter of 2009, revenues from customers in the defense and medical markets accounted for 70% of our total revenues. We have received initial orders amounting to $280,000 from a U.S. defense conglomerate. These orders from the U.S. defense conglomerate are the first step in our efforts to significantly increase revenues from this lucrative market in the near future. Due to the global economic slowdown, we may still experience increased competition and fluctuations in our revenues until we realize significant revenues from the U.S. military market.” Mr. Reichart concluded.

Amnon Shemer, CFO of Eltek, added: “In the first quarter of 2009 we returned to profitable operations, although our revenues were lower than those in the first quarter of 2008. The improvement is mainly due to our execution of our cost reduction plan, including a reduction in the number of employees and a salary cut for all management personnel. In addition, the higher dollar exchange rate contributed to the improved results in the quarter.”

“The improved results along with our continuing discussions with our banks and other financial institutions to obtain additional lines of credit are expected to assist us in rebuilding our cash position.” Mr. Shemer concluded.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. For more information, visit Eltek’s web site at www.eltekglobal.com.

Forward Looking Statement:

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek ltd.
Unaudited Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Year ended
	March 31,		December 31,
	2009	2008	2008

Revenues	9,492	10,465	43,138
Costs of revenues	(7,869)	(9,418)	(37,282)

Gross profit	1,623	1,047	5,856

Research and development income (expenses), net	0	0	100

Selling, general and administrative expenses	(1,458)	(1,793)	(7,199)

Impairment loss on goodwill	0	0	(379)

Operating profit (loss)	165	(746)	(1,622)

Financial expenses, net	(24)	(73)	(826)

Other income, net	4	0	1

Profit (loss) before income tax expenses	145	(819)	(2,447)

Income tax expenses	(36)	0	0

Net profit (loss)	109	(819)	(2,447)

Net (profit) loss attributable to non controlling interest	(4)	10	1

Net profit (loss) attributable to shareholders	105	(809)	(2,446)

Earning per share

Basic net profit (loss) per ordinary share	0.02	(0.12)	(0.37)

Diluted net profit (loss) per ordinary share	0.02	(0.12)	(0.37)

Weighted average number of ordinary shares
used to compute basic net profit (loss) per
ordinary share (in thousands)	6,610	6,610	6,610

Weighted average number of ordinary shares
used to compute diluted net profit (loss) per
ordinary share (in thousands)	6,610	6,610	6,610

Eltek ltd.
Unaudited Consolidated Balance Sheets
(In thousands US$)

	March 31,		December 31,
	2009	2008	2008

Assets

Current assets
Cash and cash equivalents	1,264	2,774	1,556
Receivables: Trade, net of provision for doubtful accounts	7,620	8,400	7,248
Other	243	212	229
Inventories	3,778	4,510	4,429
Prepaid expenses	270	257	181

Total current assets	13,176	16,153	13,643

Assets held for employees' severance benefits	1,163	1,371	1,166

Fixed assets, less accumulated depreciation	8,881	11,818	10,090

Goodwill	529	1,084	554

Total assets	23,748	30,426	25,453

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	5,525	4,850	5,898
Accounts payable: Trade	5,189	7,023	5,381
Related parties	522	744	561
Other	3,603	3,707	3,684

Total current liabilities	14,839	16,324	15,524

Long-term liabilities
Long term debt, excluding current maturities	2,056	4,313	2,607
Employee severance benefits	1,249	1,525	1,363

Total long-term liabilities	3,305	5,838	3,970

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of March 31, 2009, 6,609,807 as of March 31, 2008
and 6,610,107 as of December 31, 2008	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative translation adjustment related to change in reporting currency	2,072	3,060	2,596
Cumulative foreign currency translation adjustments	346	433	268
Capital reserve	695	695	695
Accumulated deficit	(13,537)	(12,005)	(13,642)

Shareholders' equity	5,288	7,895	5,629

Non controlling interest	316	369	330

Total equity	5,604	8,264	5,958

Total liabilities and shareholders' equity	23,748	30,426	25,453

Non-GAAP EBITDA Reconcilliations	Three months ended		Year ended
	March 31,		December 31,
	2009	2008	2008
	Unaudited

GAAP net loss	105	(809)	(2,446)
Add back items:

Financial expenses, net	24	73	826
Tax expenses	36	0	0
Impairment loss on goodwill	0	0	379
Depreciation	481	556	2,224

Adjusted EBITDA	646	(180)	983